UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
     ☐ Form N-CSR
For Period Ended: September 30, 2022
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Wejo Group Limited
Full Name of Registrant

Former Name if Applicable

Canon’s Court, 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton, HM12, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
1.    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ 2.     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the fifth calendar day following the prescribed due date; and

3.    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
Wejo Group Limited (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Quarterly Report”) by the November 14, 2022 filing date because it is still in the process of compiling information required to complete the Quarterly Report and, accordingly, requires additional time to complete its review of the financial statements for the period ended September 30, 2022 to be included in the Quarterly Report. The Company intends to file its Quarterly Report within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

John T. Maxwell                    (323)                     508-9499
(Name)                            (Area Code)             (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).
☒ Yes ☐No
(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wejo Group Limited
(Name of Registrant as Speciﬁed in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2022

By /s/ John T. Maxwell
Chief Financial Officer and Director